# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 760 Market Street,, Floor 10,, San Francisco,, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002098156

## Reporting persons
- Wu-Wallace Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 26,730,324; shared dispositive power 0; aggregate amount beneficially owned 26,730,324 (6% of the class)
  Comment: Note to Rows 5, 6, 7 & 8: * Pursuant to an irrevocable proxy and power of attorney between Dylan Field, Evan Wallace, and the Wu-Wallace Family Trust, Mr. Wallace, as trustee of the Wu-Wallace Family Trust and on behalf of himself, has granted Mr. Field the full power of substitution, as proxy, agent, and attorney-in-fact, with complete and unlimited authority to act, in his sole discretion to vote any number of the 26,730,324 shares of Class B common stock held by the Wu-Wallace Family Trust (the "Wu-Wallace Proxy Shares") at any time and from time to time on all matters submitted to a vote of stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders and for any contractual voting rights that may be applicable to the Wallace Proxy Shares. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Note to Row 11: ** Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percentage of the class was calculated based on (a) 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, and(b) 26,730,324 shares of Class B common stock held by the Wu-Wallace Family Trust (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership pursuant to the Exchange Act).
- Evan Wallace: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 26,740,630; shared dispositive power 0; aggregate amount beneficially owned 26,740,630 (6% of the class)
  Comment: Note to Rows 5, 6, 7 & 8: * Pursuant to an irrevocable proxy and power of attorney between Dylan Field, Evan Wallace, and the Wu-Wallace Family Trust, Mr. Wallace, as trustee of the Wu-Wallace Family Trust and on behalf of himself, has granted Mr. Field the full power of substitution, as proxy, agent, and attorney-in-fact, with complete and unlimited authority to act, in his sole discretion to vote any number of the (i) the Wu-Wallace Proxy Shares and (ii) 10,306 shares of Class A common stock subject to options that are exercisable within 60 days of June 15, 2025 held by Mr. Wallace (together with the Wu-Wallace Proxy Shares, the "Wallace Proxy Shares"), at any time and from time to time on all matters submitted to a vote of stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders and for any contractual voting rights that may be applicable to the Wallace Proxy Shares. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Note to Row 11: ** Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percentage of the class was calculated based on (a) 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, (b) 10,306 shares of Class Common Stock subject to options held by Evan Wallace that are exercisable within 60 days of October 31, 2025, and (c) 26,730,324 shares of Class B common stock held by the Wu-Wallace Family Trust (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership pursuant to the Exchange Act).

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: (b) The Issuer's principal executive offices are located at 760 Market Street, Floor 10, San Francisco, California, 94102.

## Item 2. Person Filing
Name of person filing: (a) This statement is being filed jointly on behalf of the Wu-Wallace Family Trust, a revocable trust formed under the laws of California (the "Trust") and Evan Wallace, a United States citizen ("Mr. Wallace" and, together with the Trust, the "Reporting Persons"). The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13G, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).
Address of principal business office or, if none, residence:
(b) Each Reporting Person's business address is provided below:

(i) Trust: 61 Orchard Street, Amesbury Massachusetts, 01913.

(ii) Evan Wallace: c/o Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210.
Citizenship:
Trust. The Trust is a revocable trust created for estate planning purposes. Mr. Wallace and Ms. Vivian Wu are co-trustees of the Trust. Pursuant to an irrevocable proxy and power of attorney between Dylan Field, Evan Wallace, and the Wu-Wallace Family Trust, Mr. Wallace, as trustee of the Wu-Wallace Family Trust and on behalf of himself, has granted Mr. Field the full power of substitution, as proxy, agent, and attorney-in-fact, with complete and unlimited authority to act, in his sole discretion to vote any number of the Wallace Proxy Shares at any time and from time to time on all matters submitted to a vote of stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders and for any contractual voting rights that may be applicable to the Wallace Proxy Shares.

Evan Wallace. Pursuant to the Wallace Proxy, Mr. Wallace does not have voting powers, but has sole dispositive power with respect to the Wallace Proxy Shares. Mr. Wallace is a co-founder of the Issuer and his current occupation is a private investor.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) The Trust directly owns 26,730,324 of the Class B common stock, par value $0.00001 ("Class B Common Stock"), which represents 6.0% of the outstanding shares of Class A Common Stock (with such Class A shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership pursuant to the Exchange Act).

(ii) Mr. Wallace (i) directly beneficially owns 10,306 shares of Class A common stock, par value $0.00001 ("Class A Common Stock") subject to options that are exercisable within 60 days of October 31, 2025, and (ii) is a trustee of the Trust, which directly owns 26,730,324 of the Class B Common Stock, which in the aggregate represents 6.0% of the outstanding shares of Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class was calculated based on (a) 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, (b) 10,306 shares of Class Common Stock subject to options held by Evan Wallace that are exercisable within 60 days of October 31, 2025, and (c) 26,730,324 shares of Class B common stock held by the Wu-Wallace Family Trust (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership pursuant to the Exchange Act).
Sole power to vote or to direct the vote:
The Trust 0
Evan Wallace 0
Shared power to vote or to direct the vote:
The Trust 0
Evan Wallace 0
Sole power to dispose or to direct the disposition:
The Trust 26,730,324
Evan Wallace 26,740,630
Shared power to dispose or to direct the disposition:
The Trust 0
Evan Wallace 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit "1" attached. The joint filing of this Schedule 13G, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 1 - IDENTITY OF MEMBERS OF GROUP
EXHIBIT 2 - JOINT FILING AGREEMENT

## Signatures
- Wu-Wallace Family Trust: /s/ Evan Wallace, Evan Wallace/Trustee (11/26/2025)
- Evan Wallace: /s/ Evan Wallace, Evan Wallace, Individually (11/26/2025)